SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549



                              FORM NT 10-K
                        NOTIFICATION OF LATE FILING

For the Period Ended                       Commission File Number 0-09519
December 31, 1999

                           REGENT TECHNOLOGIES, INC.
               (Exact name of Registrant as specified in its charter)


Colorado                                                   84-0807913
(State of Incorporation)                                   (IRS Employer
                                                      Identification No.)

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                  PART I

Regent Technologies, Inc.
2929 Elm Street
Dallas, Texas 75226

                                  PART II

    The Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of April 1, 1999.

                                  PART III

     The Registrant completed two major divestments in the first quarter of 1999 and moved its corporate headquarters.

                                  PART IV

     Name and telephone number of person to contact in regard to this notification.

           David A. Nelson                   (214)741-9523



                           REGENT TECHNOLOGIES, INC.
                    (Name of Registrant as specified in charter)


has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 1, 1999              By:  David A. Nelson, President